IMMUNOPRECISE ANTIBODIES LTD.	Exhibit 99.26
Security Class Holder Account Number

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Form of Proxy - Annual General Meeting to be held on Friday, November 22, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold

Proxies submitted must be received by 10:00 am, Pacific Time, on Wednesday, November 20, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Immunoprecise Antibodies Ltd. hereby appoint (s): Jennifer Bath, an officer and director of the Company, or failing her, James Kuo, a director of the Company, or failing him, Lisa Helbling, an officer of the Company, or failing her, Paul Andreola, a director of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Immunoprecise Antibodies Ltd. to be held at Northwest Law Group Barrister and Solicitors, Suite 704, 595 Howe Street, Vancouver, BC on Friday, November 22, 2019 at 10:00 am, Pacific Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Against
1. Number of Directors To Set the Number of Directors at seven (7).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Jennifer Bath	☐	☐	02. James Kuo	☐	☐	03. Greg Smith	☐	☐
04. Robert Beecroft	☐	☐	05. Robert Burke	☐	☐	06. Paul Andreola	☐	☐
07. Brian Lundstrom	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of Crowe MacKay LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Stock Option Plan To consider and, if thought fit, to pass an ordinary resolution approving and ratifying the Company's currently implemented Stock Option Plan, as more fully set out in the accompanying Information Circular.	☐	☐

	For	Against
5. Shareholder Rights Plan To consider, and if thought fit, to pass an ordinary resolution, the full text of which is set forth in the accompanying Information Circular, approving and ratifying the Company's Shareholder Rights Plan, as more particularly described in the accompanying Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

TLRQ 301057 AR1